EXHIBIT 99.2

World Omni Auto Receivables Trust 2003-A

Listing of 8K Filings During 2003

1.	February 24, 2003

2.	March 11, 2003

3.	March 19, 2003

4.	June 30, 2003

5.	July 30, 2003

6.	August 28, 2003

7.	September 30, 2003

8.	October 30, 2003

9.	November 25, 2003

10.	December 22, 2003